Mail Stop 4561

November 24, 2008

James F. Voelker
Chief Executive Officer
InfoSpace, Inc.
601 108th Avenue N.E., Suite 1200
Bellevue, WA 98004

> **Re: InfoSpace, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 000-25131**

Dear Mr. Voelker:

        We have reviewed your response letter dated November 11, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 14, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 3

1.   We refer to prior comment 1 of our letter dated October 14, 2008. Given the information provided as well as the disclosure in your filings, we are unable to agree that InfoSpace is not substantially dependent upon its business relationships with Yahoo! and Google for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note that Yahoo! and Google have jointly accounted for over 95% of your revenues for the past few fiscal years as well as the nine-month period ended September 30, 2008. Please file your agreements with these entities. You may request confidential treatment under Rule 24b-2 for portions of these agreements. Finally, please ensure that all material terms of these agreements are

set forth in your disclosure, including, but not limited to, terms relating to renewal, termination, and indemnification.

Form 10-Q for the Quarterly Period Ended September 30, 2008

The Company and Basis of Presentation

Restatement, page 6

2.   We note that subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 2007, certain errors were identified affecting the Company's income tax provision for the year ended December 31, 2007 and that you believe the correction of these errors is not material to the consolidated financial statements. Please provide your SAB 99 materiality analysis explaining how you determined that the errors related to the 2007 financial statements were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Fair Value Measurements, page 18

3.   We note in your disclosure related to your auction rate securities that you used a discounted cash-flow valuation model that relied upon certain unobservable inputs, including the holding period and discount rates applied to future cash flows, to value these securities. We also note that at September 30, 2008, you held $5.1 million of auction rate securities issued by various insurance companies that have no maturity date and, in the event of default or liquidation of the collateral by the issuer, you are entitled to receive non-convertible preferred shares in the issuer. Provide us with the assumptions used in your cash flow model to value these auction rate securities, including how these assumptions were determined, and how these assumptions differed from your valuations of other auction rate securities held by the Company. Additionally, tell us how you considered providing more robust disclosure related to the differences in your valuations of each type of auction rate security held by the Company.

Item 4. Controls and Procedures, page 27

4.   We note that as of September 30, 2008, your Chief Executive Officer and your Chief Financial Officer have concluded that your disclosure controls and

procedures were effective notwithstanding your identification of certain errors identified affecting the Company's income tax provision that resulted in the restatement of the Company's financial statements as of December 31, 2007. Tell us how your Chief Executive Officer and your Chief Financial Officer considered the errors identified in concluding that your disclosure controls and procedures were effective. Additionally, tell us how you considered these errors in determining whether a material weakness or significant deficiency continued to exist as of December 31, 2007 and as of September 30, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief